ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai 201708
People's Republic of China

September 27, 2023

VIA EDGAR

Mr. Gus Rodriguez

Mr. Robert Babula

Mr. Andrew Mew

Mr. Austin Pattan

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZTO Express (Cayman) Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 20, 2023
File No. 001-37922

Dear Mr. Rodriguez, Mr. Babula, Mr. Mew and Mr. Pattan,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 13, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 20, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year ended December 31, 2022

Key Information

Condensed Consolidating Financial Information of ZTO Express (Cayman) Inc., page 13

1.	We note that you have schedules showing various eliminations made in consolidating the results of operations of your subsidiaries and variable interest entities on pages 17 and 18.

Please explain to us your rationale for the disparate intercompany eliminations of revenue and cost of revenues in the schedule for 2022 (i.e. removing RMB 733,687,000 more in cost of revenues than revenues), having the apparent effect of reclassifying cost of revenues to other operating income and enhancing your measure of gross profit.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2023

Please identify any changes in circumstances, contractual arrangements, or accounting policies underlying your calculations relative to the preceding two fiscal years.

The Company respectfully advises the Staff that the disparate intercompany eliminations of revenue and cost of revenues in the schedule for 2022 were associated with the intercompany lease arrangements.

The Company’s subsidiaries leased certain land, buildings, equipment and trucks to the VIE and VIE’s subsidiaries. The VIE and VIE’s subsidiaries recorded the rental fees under cost of revenues as the leased properties were used in their express delivery business to generate revenue, and the Company’s subsidiaries recorded the rental income in either revenues or other operating income based on the subsidiaries’ primary business operations.

In 2020 and 2021, as part of the consolidation process, all internal rental income from the abovementioned lease arrangements, the total amounts which were not material for both 2020 and 2021, was regrouped together into revenue. The elimination of the cost of revenue related to such lease arrangements in 2020 and 2021 was against the Company’s revenue.

In 2022, the aggregate amount from all internal rental transactions became material, and given that the rental business is not directly related to the Company’s core express delivery business, the Company regrouped all of the rental income generated from internal lease arrangements into other operating income. Therefore, the elimination of cost of revenue related to such lease arrangements in 2022 was against the Company’s other operating income.

The Company further advises the Staff that the abovementioned intercompany transactions were fully eliminated and had no impact on revenue, cost of revenue, or gross profit in the consolidated financial statements of the Company.

Other than as discussed above, there were no significant changes in circumstances, contractual arrangements, or accounting policies underlying the Company’s calculations relative to 2020, 2021 and 2022.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 166

2.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2023

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13D, Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonably sufficient and practical, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Beneficial Ownership Reports of the shareholders on record, other than (i) Mr. Meisong Lai and Zto Lms Holding Limited, (ii) Mr. Jianfa Lai and Zto Ljf Holding Limited, (iii) Mr. Jilei Wang and Zto Wjl Holding Limited, and (iv) Alibaba Group Holding Limited (through the Alibaba Entities), no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023. Based on the review of the public filings:

•	Zto Lms Holding Limited is a British Virgin Islands company wholly owned by Mr. Meisong Lai through a trust and of which Mr. Meisong Lai is the sole director. As of March 31, 2023, Zto Lms Holding Limited beneficially owned 4,025,182 Class A ordinary shares and 206,100,000 Class B ordinary shares of the Company, representing 25.8% of the Company’s total outstanding shares and 77.6% of the Company’s aggregate voting power. Zto Lms Holding Limited is not owned or controlled by a governmental entity of mainland China;

•	Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by Mr. Jianfa Lai through a trust and of which Mr. Jianfa Lai is the sole director. As of March 31, 2023, Zto Ljf Holding Limited beneficially owned 66,219,041 Class A ordinary shares of the Company, representing 8.1% of the Company’s total outstanding shares and 2.5% of the Company’s aggregate voting power. Zto Ljf Holding Limited is not owned or controlled by a governmental entity of mainland China;

•	Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by Mr. Jilei Wang through a trust and of which Mr. Jilei Wang is the sole director. As of March 31, 2023, Zto Wjl Holding Limited beneficially owned 42,087,263 Class A ordinary shares of the Company, representing 5.2% of the Company’s total outstanding shares and 1.6% of the Company’s aggregate voting power. Zto Wjl Holding Limited is not owned or controlled by a governmental entity of mainland China; and

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2023

•	Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange (NYSE: BABA) and The Stock Exchange of Hong Kong Limited (HKSE: 9988) (“Alibaba”). As reported in a Schedule 13D filed on June 21, 2018, by Alibaba Group Holding Limited, Alibaba ZT Investment Limited (“AZIL”), Cainiao Smart Logistics Investment Limited (“Cainiao”) and New Retail Strategic Opportunities Investments 2 Limited (“NRF”) in connection with their beneficial ownership in the Company, Alibaba is deemed to be the beneficial owner of 71,941,287 Class A ordinary shares of the Company through shares held by AZIL, Cainiao, NRF, Taobao China Holding Limited and Cainiao Smart Logistics Network (Hong Kong) Limited (the “Alibaba Entities”). As of March 31, 2023, Alibaba beneficially owned 8.8% of the Company’s total outstanding shares, which represents 2.7% of the Company’s aggregate voting power. Based on public disclosure made by Alibaba, to the Company’s best knowledge, Alibaba is not owned or controlled by a governmental entity of mainland China.

In addition, based on the Company’s register of members as of March 31, 2023, its shareholders on record included: (i) JPMorgan Chase Bank, N.A., (ii) HKSCC Nominees Limited, (iii) SPVs wholly owned by individuals (including Zto Lms Holding Limited, Zto Ljf Holding Limited, and Zto Wjl Holding Limited), (iv) an entity established for the benefit of the Company’s employees to receive cash incentives, and (v) the Alibaba Entities.

JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. HKSCC Nominees Limited is the nominee holder for the Company’s Class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Given the Company’s large shareholder base across the United States and Hong Kong markets and the trading volume of the Company’s ADSs and Class A ordinary shares, it would present an undue hardship for the Company to look through and verify the background of each holder of the Company’s ADSs and Class A ordinary shares listed on these markets, and the Company relied on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders that hold shares through JPMorgan Chase Bank, N.A. or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a governmental entity in mainland China.

Further, as disclosed in the 2022 Form 20-F, Mr. Meisong Lai held over a majority of the Company’s aggregate voting power as of March 31, 2023.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits from the VIE that could be significant to the VIE. Moreover, none of the shareholders of the VIE is a governmental entity of mainland China. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2023

Paragraph (b)(2) of Item 16I

The Company respectfully submits that, as provided above, based on the Company’s register of members as of March 31, 2023, its shareholders on record included: (i) JPMorgan Chase Bank, N.A., (ii) HKSCC Nominees Limited, (iii) SPVs wholly owned by individuals (including Zto Lms Holding Limited, Zto Ljf Holding Limited, and Zto Wjl Holding Limited), (iv) an entity established for the benefit of the Company’s employees to receive share incentives, and (v) the Alibaba Entities. The Company further submits that the jurisdictions in which its consolidated foreign operating entities (including its subsidiaries and the VIE) as disclosed in Exhibit 8.1 of the 2022 Form 20-F (the “Consolidated Foreign Operating Entities”) are incorporated include mainland China, Hong Kong, and the British Virgin Islands (the “Relevant Jurisdictions”).

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, as explained above, the Company has a large shareholder base across the United States and Hong Kong markets and it would present an undue hardship for the Company to look through and verify the background of holders of the Company’s ADSs and Class A ordinary shares. Therefore, the Company relied on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders that hold shares through JPMorgan Chase Bank, N.A. or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a governmental entity in the Cayman Islands or any of the Relevant Jurisdictions. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands or any of the Relevant Jurisdictions own shares of the Company.

The Company believes it is reasonably sufficient to rely on register of members, and the Beneficial Ownership Reports, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2023

Directors of ZTO Express (Cayman) Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of ZTO Express (Cayman) Inc. to complete a questionnaire, which asks, among other things, a question on whether the applicable director is an official of the Chinese Communist Party. Each director of ZTO Express (Cayman) Inc. has confirmed that he or she is not an official of the Chinese Communist Party in their respective completed questionnaires.

Directors of the Company’s Consolidated Foreign Operating Entities

(i)	The Company further respectfully submits that the directors of the Company’s consolidated foreign operating entities are either (i) ZTO Express (Cayman) Inc.’s directors, (ii) employees of the Company (including its consolidated foreign operating subsidiaries), or (iii) external directors. For directors of ZTO Express (Cayman) Inc., their status as not being an official of the Chinese Communist Party is confirmed based on the procedure and certifications described above.

(ii)	For directors that are employees of the Company (including its consolidated foreign operating subsidiaries), as part of their employment onboarding process, they were required to provide their background information, including any affiliation with the Chinese Communist Party, to the Company. Based on the information provided by such directors, the Company believes that none of such director employees is an official of the Chinese Communist Party.

(iii)	With respect to the external directors, based on the information provided by them and the examination of publicly available information regarding these individuals, if available, the Company believes that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

4.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for ZTO Express (Cayman), Inc. or the VIE. We also note from page 6 and your list of subsidiaries in Exhibit 8.1 that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2023

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s Consolidated Foreign Operating Entities are incorporated include mainland China, Hong Kong, and the British Virgin Islands. Except for the VIE, the Company holds 100% equity interests in the Consolidated Foreign Operating Entities.

The Company is the primary beneficiary of the VIE, as disclosed in the 2022 Form 20-F. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits from the VIE that could be significant to the VIE. Moreover, none of the shareholders of the VIE is a governmental entity of mainland China. Therefore, no governmental entities in mainland China own shares of the VIE.

Therefore, based on the foregoing and the analysis set forth in the Company’s response to the Staff’s Comment #2 above, no governmental entity in mainland China, Hong Kong, or the British Virgin Islands owns shares of the Company’s Consolidated Foreign Operating Entities incorporated in the respective jurisdictions.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in Comment #2 set out above, no governmental entities in mainland China have a controlling financial interest in the Company and the Company’s Consolidated Foreign Operating Entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizational documents of the Consolidated Foreign Operating Entities do not contain wording from any charter of the Chinese Communist Party.

5.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.”

Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that the currently effective memorandum and articles of association of the Company and equivalent organizational documents of its Consolidated Foreign Operating Entities do not contain wording from any charter of the Chinese Communist Party.

*            *            *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com, or Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Huiping Yan
Huiping Yan
Chief Financial Officer

cc:	Meisong Lai, Chairman of the Board of Directors and Chief Executive Officer, ZTO Express (Cayman) Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Anna Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP